EXHIBIT 99.1

FirstService Enters Into Definitive Agreement Reaffirming Terms to Settle Long-Term Incentive Arrangement and Eliminate Dual Class Voting Structure

Jay S. Hennick to continue as Chairman and a Significant Shareholder

TORONTO, April 02, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService” or the “Company”) announced that it has reaffirmed, without change, the agreed terms announced in a press release issued on March 12, 2019 by entering into a definitive agreement today with Jay S. Hennick, the Company’s Founder, Chairman and largest voting shareholder, and entities related to Mr. Hennick to settle the Restated Management Services Agreement (the “MSA”), including the long-term incentive arrangement (the “LTIA”), entered into on February 1, 2004, between the Company, Mr. Hennick and Jayset Management FSV Inc. (“Jayset Mgt”) and to eliminate FirstService’s dual class share structure.

As previously announced, as part of the Transaction:

  Henset Capital Inc., a corporation controlled by Mr. Hennick, will convert 1,325,694 Multiple Voting Shares of FirstService (being 100% of the outstanding Multiple Voting Shares) into Subordinate Voting Shares on a one-for-one basis and for no consideration, thereby eliminating FirstService’s dual class share structure;

  FirstService will acquire, directly or indirectly, all of the shares of Jayset Mgt, the recipient of all current and future fees and other entitlements under the MSA, for a purchase price determined with reference to the LTIA formula provided in the MSA, and the MSA will be terminated, thereby eliminating the LTIA and all future fees and other entitlements owing thereafter. Mr. Hennick has agreed to accept 80% of the purchase price in Subordinate Voting Shares, with the balance paid in cash;

  Mr. Hennick will retain his role as Chairman of FirstService, at the discretion of the Board, with compensation commensurate with that of a Non-Executive Chairman of a public company of similar size to FirstService;

  Mr. Hennick has agreed to waive entitlement to any termination fee under the MSA; and

  FirstService will, under the terms of the Transaction: (a) pay US$62.9 million (approximately C$84.3 million) in cash; and (b) issue a total of 2,918,860 Subordinate Voting Shares.

Subject to and following completion of the Transaction, FirstService proposes to amend its articles to eliminate the Multiple Voting Shares and the “blank cheque” preference shares as part of the authorized capital of FirstService and to re-designate its Subordinate Voting Shares as “common shares”, after which FirstService would have a single class of voting equity securities (being “common shares”), each having one vote per share.

The Transaction is subject to customary closing conditions, including lender approval, as well as the approval of a majority of the disinterested holders of FirstService’s Subordinate Voting Shares at an Annual and Special Meeting of Shareholders to be held on May 3, 2019 at 2:00 p.m. in Toronto, Ontario at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre (the “Meeting”). The Board (with Mr. Hennick recusing himself) believes the Transaction is in the best interests of FirstService and the holders of Subordinate Voting Shares. The Board recommends that FirstService shareholders vote in favour of the Transaction. T. Rowe Price Associates, Inc., which to the knowledge of FirstService is the largest holder of Subordinate Voting Shares and is considered a disinterested holder of Subordinate Voting Shares, has advised FirstService that, based on the information provided by the Company, it is supportive of the Transaction.

The required information for FirstService shareholders to consider in relation to their vote on the resolution to approve the Transaction will be contained in the management information circular to be mailed shortly to shareholders in respect of the Meeting. This management information circular will also be available at that time on SEDAR (www.sedar.com) and on the Company’s website at www.firstservice.com. A copy of the definitive transaction agreement will also be filed on SEDAR and accessible at www.sedar.com.

Mr. Hennick currently has control and direction over 1,325,694 Multiple Voting Shares of FirstService representing 100% of the issued and outstanding Multiple Voting Shares of FirstService and 1,522,526 Subordinate Voting Shares of FirstService representing 4.4% of the issued and outstanding Subordinate Voting Shares of FirstService. Immediately following the completion of the Transaction, Mr. Hennick is expected to have control and direction over 5,767,080 common shares of FirstService, representing 14.8% of the then expected outstanding common shares of FirstService. FirstService anticipates having 39,029,807 common shares outstanding immediately following completion of the Transaction.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.9 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

To obtain a copy of Mr. Hennick’s early warning report, please contact:
Sean Vanderpol
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, M5L 1B9
Telephone: (416) 814-7980

Forward-looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, the expected voting at the Meeting to approve the Transaction by FirstService directors, contemplated changes to the articles of FirstService and future filings to be made under securities laws. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with the ability to satisfy shareholder, regulatory, third party and stock exchange approvals and conditions to consummate the Transaction or for any related changes to the articles of FirstService, the market value and trading price of the Subordinate Voting Shares of FirstService and other risks related to FirstService’s business, including those identified in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings. Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500